Exhibit 99.1

High-Trend International Group Announces Cancellation and Retirement of 630,000 Class A Ordinary Shares

New York, May 14, 2026 / PRNewswire/– High-Trend International Group (Nasdaq: HTCO, the “Company”) today announced that it has completed the cancellation and retirement of 630,000 Class A ordinary shares (the “Pre-Delivery Shares”) that were previously issued to Streeterville Capital, LLC (“Streeterville”) pursuant to a securities purchase agreement dated October 29, 2025.

HTCO Chairman Mr. Christopher Nixon Cox stated that this transaction will help further optimize the Company’s capital structure, reduce potential dilution and provide greater flexibility for the execution of its future business strategy.

Previously, the Company had entered into a payoff acknowledgment and termination agreement with Streeterville, under which the Company fully satisfied all obligations arising from the related financing and received the return of the Pre-Delivery Shares. Following the completion of the relevant share return and transfer procedures, all 630,000 Pre-Delivery Shares have now been cancelled and retired, resulting in a corresponding reduction of 630,000 in the number of the Company’s issued and outstanding Class A ordinary shares.

About High-Trend International Group

High-Trend International Group is a global ocean transportation company with core businesses in international shipping.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Actual results may differ materially from those indicated by these forward-looking statements due to various risks and uncertainties, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.